CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQB

Canarc Resource Options its Fondaway Canyon and Dixie Comstock Properties in Nevada to Getchell Gold

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Vancouver, Canada – October 17, 2019 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) (“Canarc”) announces that it has executed a binding Letter Agreement (the “BLA”) with Getchell Gold Corp. (CSE: GTCH) (“Getchell”) whereby Getchell will have an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for US$4 million in total compensation to Canarc. The option also includes minimum annual work commitments on the properties. Canarc and Getchell have agreed to a binding 105-day exclusivity period during which due diligence will be conducted and the definitive option agreement will be completed.

Scott Eldridge, Canarc's CEO, stated: "I look forward to working with Getchell while they conduct further exploration on Fondaway Canyon and Dixie Comstock, allowing Canarc to focus on our other projects. Given Canarc’s strategic shift towards exploring for new discoveries we are excited to see Getchell’s commitment to spend US $1.45 million over 4 years on these two properties.”

Mr. Bill Wagener, CEO of Getchell, stated: “The acquisition of two gold properties with historical estimates substantially enhances Getchell’s potential to accelerate the creation of shareholder value through extensions and new discoveries in the mining friendly jurisdiction of Nevada.”

Letter Agreement

Under the terms of the BLA, Getchell can acquire 100% of the two projects at any time on or before the 4th anniversary of the agreement by paying Canarc US $2.0M in cash and US $2.0M in Getchell shares.

Payment Terms:

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Upon signing the definitive agreement - US $100,000 in cash and US $100,000 in shares
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1st Anniversary – US $100,000 in cash and US $200,000 in shares
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2nd Anniversary – US $100,000 in cash and US $300,000 in shares
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3rd Anniversary – US $100,000 in cash and US $400,000 in shares
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Pay annual claim maintenance fees and advanced Royalty payments totaling approximately US$100,000
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Grant Canarc a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for US $1,000,000 per property

Work commitments:

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Year 1 – US $300,000
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Year 2 – US $400,000
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Year 3 – US $500,000
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Year 4 – US $250,000

The annual cash and stock payments to Canarc are part of the total US$4 million compensation to acquire the two properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties.

Signing of the definitive option agreement is subject to satisfactory due diligence and completion of sufficient financing by Getchell.

The Properties

Fondaway Canyon is an advanced stage gold property located in the Churchill County, Nevada. The land package contains 136 unpatented lode claims. The property has a history of exploration that includes drilling by Canarc in 2017 as well as gold and tungsten mining from the 1950's through 1990.

Fondaway Canyon was the subject of a 43-101 Technical Report dated April 03, 2017 by Techbase International Ltd. confirming indicated resources of 409,000 ounces of gold at an average grade of 6.18 g/t gold and Inferred resources of 660,000 ounces of gold at an average grade of 6.4 g/t gold, using a cut-off grade of 3.43 g/t gold.

The Fondaway Canyon mineralization is contained in multiple quartz-sulphide shear zones extending for 3.5 km along strike and covering a vertical range of 670 m. Shear-zone and disseminatd gold mineralization is hosted by Mesozoic sedimentary rocks and is coincident with a swarm of mafic to felsic dikes A number of exploration targets exist, including extensions of known mineralized zones, deeper testing of exposed mineralization that has been tested only very shallowly by past drilling, and poorly-explored mineralization known to occur beneath shallow alluvial cover.

Dixie Comstock, also located in Churchill County, Nevada, consists of 28 unpatented lode claims. The project is the site of intermittent mining from 1938 through 1970 that produced an estimated 4,600 ounces of gold from 10,000 tons. There has been no exploration at the project since 2008.

A historic geologic and mining study completed by Mine Development Associates of Reno, Nevada, in March 1991 estimated a geologic resource of 146,000 ounces of gold at a grade of 1.063 g/t and a cutoff grade of 0.343 g/t.

The Dixie Comstock deposit is classified as a low-sulfidation epithermal system localized along an east-dipping range-front normal fault. The mineralization is hosted by Jurassic gabbro and mafic tuff in the footwall of the fault, by silicification within the fault zone, and within tuffaceous sediments in the hanging wall of the fault.

Canarc considers these results to be historical, it has not completed sufficient work to independently verify them.

Canarc looks forward to Getchell’s exploration and advancement of these two properties.

Qualified Person

Dr. Jacob Margolis is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release.  Dr. Margolis is engaged as a consultant to Canarc Resource Corp as Vice President of Exploration.

"Scott Eldridge”
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Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.